UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

P10 INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69372U207

(CUSIP Number)

210/P10 Acquisition Partners, LLC

Attention: Caryn Peeples

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

214-999-6082

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69372U207

1.	Names of Reporting Persons 210/P10 Acquisition Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,650,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,650,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,650,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.04% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	210/P10 Acquisition Partners, LLC (“210/P10”) holds directly 21,650,000 shares of common stock of P10 Industries, Inc. (the “Issuer”). 210/P10 is managed by its sole member, 210 Capital, LLC (“210 Capital”), which is managed by its members Covenant RHA Partners, L.P. (“RHA Partners”) and CCW/LAW Holdings, LLC (“CCW Holdings”). C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, Inc. (“RHA Investments”), and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, 210/P10 may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 45,063,582 shares of the Issuer’s common stock outstanding as of May 4, 2017 based on information from the Issuer.

CUSIP No. 69372U207

1.	Names of Reporting Persons 210 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,650,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,650,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,650,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.04% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	210/P10 holds directly 21,650,000 shares of common stock of the Issuer. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, 210 Capital may be deemed to share voting and dispositive power with 210/P10, CCW Holdings, RHA Partners, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that 210/P10 holds.
(2)	The percentage is calculated based upon 45,063,582 shares of the Issuer’s common stock outstanding as of May 4, 2017 based on information from the Issuer.

CUSIP No. 69372U207

1.	Names of Reporting Persons Covenant RHA Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,650,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,650,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,650,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.04% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	210/P10 holds directly 21,650,000 shares of common stock of the Issuer. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Partners may be deemed to share voting and dispositive power with 210/P10, 210 Capital, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that 210/P10 holds.
(2)	The percentage is calculated based upon 45,063,582 shares of the Issuer’s common stock outstanding as of May 4, 2017 based on information from the Issuer.

CUSIP No. 69372U207

1.	Names of Reporting Persons CCW/LAW Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,650,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,650,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,650,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.04% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	210/P10 holds directly 21,650,000 shares of common stock of the Issuer. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, CCW Holdings may be deemed to share voting and dispositive power with 210/P10, 210 Capital, RHA Partners, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that 210/P10 holds.
(2)	The percentage is calculated based upon 45,063,582 shares of the Issuer’s common stock outstanding as of May 4, 2017 based on information from the Issuer.

CUSIP No. 69372U207

1.	Names of Reporting Persons RHA Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,650,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,650,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,650,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.04% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	210/P10 holds directly 21,650,000 shares of common stock of the Issuer. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with 210/P10, 210 Capital, CCW Holdings, RHA Partners, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that 210/P10 holds.
(2)	The percentage is calculated based upon 45,063,582 shares of the Issuer’s common stock outstanding as of May 4, 2017 based on information from the Issuer.

CUSIP No. 69372U207

1.	Names of Reporting Persons Robert H. Alpert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,650,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,650,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,650,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.04% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	210/P10 holds directly 21,650,000 shares of common stock of the Issuer. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Alpert may be deemed to share voting and dispositive power with 210/P10, 210 Capital, CCW Holdings, RHA Partners, RHA Investments and Mr. Webb over the shares of the Issuer’s common stock that 210/P10 holds.
(2)	The percentage is calculated based upon 45,063,582 shares of the Issuer’s common stock outstanding as of May 4, 2017 based on information from the Issuer.

CUSIP No. 69372U207

1.	Names of Reporting Persons C. Clark Webb
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,650,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,650,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,650,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.04% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	210/P10 holds directly 21,650,000 shares of common stock of the Issuer. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Webb may be deemed to share voting and dispositive power with 210/P10, 210 Capital, CCW Holdings, RHA Partners, RHA Investments and Mr. Alpert over the shares of the Issuer’s common stock that 210/P10 holds.
(2)	The percentage is calculated based upon 45,063,582 shares of the Issuer’s common stock outstanding as of May 4, 2017 based on information from the Issuer.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of P10 Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2128 Braker Lane, BK12, Austin, TX 78758.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of 210/P10 Acquisition Partners, LLC, a Texas limited liability company (“210/P10”), 210 Capital, LLC, a Delaware limited liability company (“210 Capital”), Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”), CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”), RHA Investments, Inc., a Texas corporation (“RHA Investments”), Robert H. Alpert, a United States citizen, and C. Clark Webb, a United States citizen (Messrs. Alpert and Webb, collectively with 210/P10, 210 Capital, RHA Partners, CCW Holdings and RHA Investments, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

210/P10 is the direct beneficial owner of 21,650,000 shares of the Issuer’s Common Stock covered by this Schedule 13D. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder.

Each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities directly held by 210/P10 covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is 8214 Westchester Drive, Suite 950, Dallas, Texas 75225.

(c) 210/P10 was formed for the purpose of acquiring securities of the Issuer for investment purposes. The principal business of 210 Capital is serving as a holding company and managing the investments of its subsidiaries, including 210/P10. The principal business of each of RHA Partners and CCW Holdings is serving as a holding company and managing investments through partnerships and limited liability companies. The principal business of RHA Investments is serving as general partner of RHA Partners and managing its investments. The principal occupation of Mr. Alpert is managing private investments. The principal occupation of Mr. Webb is managing private investments.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization and/or citizenship of each Reporting Person is listed in paragraph (a) of this Item 2.

Item 3. Source and Amount of Funds or other Consideration

210/P10 expended an aggregate of $4,654,750.00 of cash to acquire 21,650,000 shares of Common Stock of the Issuer in a privately negotiated transaction at a purchase price of $0.215 per share of Common Stock.

Item 4. Purpose of Transaction

The acquisition of the Issuer’s Common Stock by 210/P10 was for investment purposes.

On March 22, 2017, the Issuer filed a voluntary petition in the United States Bankruptcy Court for the Western District of Texas (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code, 11.U.S.C. §§ 101-1532 (the “Chapter 11 Case”). On such date the Issuer (i) filed in the Chapter 11 Case a plan of reorganization and associated supporting documentation providing for the implementation of the Securities Purchase Agreement pursuant to a confirmed prepackaged chapter 11 plan of reorganization (the “Plan”) and (ii) entered into a Restructuring Support Agreement with 210/P10 (the “Restructuring Support Agreement”). Copies of each of the Plan and the Restructuring Support Agreement are attached as Exhibits 99.2 and 99.3 to this Schedule 13D and are hereby incorporated herein by reference.

On April 27, 2016, the Bankruptcy Court entered an Order (I) Granting Final Approval of Disclosure Statement and (II) Confirming First Amended Prepackaged Plan of Reorganization for P10 Industries, Inc. under Chapter 11 of the United States Bankruptcy Code (the “Confirmation Order”).

On May 4, 2017 (the “Effective Date”), pursuant to the Plan, 210/P10 entered into a Securities Purchase Agreement, by and between 210/P10 and the Issuer (the “Securities Purchase Agreement”), pursuant to which 210/P10 purchased 21,650,000 newly issued shares of Common Stock at a cash purchase price of $0.215 per share for an aggregate purchase price of $4,654,750.00. In connection with the Securities Purchase Agreement, the Issuer and 210/P10 (i) established a preferred equity line of credit, whereby upon the Issuer fulfilling certain conditions and at the Issuer’s option, the Issuer may sell to 210/P10, in a single transaction or a series of transactions, up to 10,000 shares of the Issuer’s Series C Preferred Stock, par value $0.001 per share (the “Preferred Shares”), at a price of $1,000.00 per Preferred Share (the “Preferred Equity Line of Credit”); (ii) entered into a Loan Agreement and Promissory Note, whereby upon Issuer fulfilling certain conditions and at the Issuer’s option, 210/P10 would advance one or more loans to the Issuer and (iii) entered into a Registration Rights Agreement providing 210/P10 with certain registration rights under the Securities Act (the “Registration Rights Agreement”). In addition, the Issuer entered into an amendment to that certain Rights Agreement, dated as of June 15, 2016 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, which exempts the transactions contemplated by the Securities Purchase Agreement from the Rights Agreement. Copies of each of the Securities Purchase Agreement and the Registration Rights Agreement are attached as Exhibits 99.4 and 99.5 to this Schedule 13D and are hereby incorporated herein by reference.

Pursuant to the Plan and the Securities Purchase Agreement, prior to the Effective Time (as defined below), the Issuer’s board of directors underwent the following changes: (i) all of the Issuer’s then-existing directors except for two directors (the “Continuing Directors”) voluntarily resigned from the Issuer’s board of directors; (ii) 210/P10 designated Messrs. Alpert and Webb to the board of directors; (iii) Robert Alpert was appointed as Chairman of the Board of the Issuer’s board of directors; and (iv) the Continuing Directors and Messrs. Alpert and Webb appointed Mark Hood to serve as an “independent” director on the Issuer’s board of directors.

Pursuant to the Plan, at 4:00 p.m., Eastern Time, on the Effective Date (the “Effective Time”), all issued and outstanding shares of Common Stock in the Issuer (other than the shares issued pursuant to the Securities Purchase Agreement) were deemed cancelled pursuant to the terms of the Plan and the Confirmation Order. Immediately thereafter, shares of new Common Stock were deemed issued to each of the holders of cancelled shares, such that each cancelled share was replaced by a share of new Common Stock in the reorganized Issuer in the same names and same amounts as were outstanding immediately prior to the Effective Time.

On the Effective Date, pursuant to the Plan and the Securities Purchase Agreement, the Issuer amended its charter to (i) increase the total number of authorized shares of Common Stock to 110,000,000 and (ii) prohibit certain transfers of the Issuer’s stock without the prior approval of the Issuer’s board of directors in order to protect the Issuer’s net operating loss carryforward (the “Charter Amendment”). In addition, the Issuer filed a Series C Certificate of Designation with the Secretary of State of the State of Delaware in connection with the Preferred Equity Line of Credit (the “Certificate of Designation”). Copies of each of the Charter Amendment and the Certificate of Designation are attached as Exhibits 99.6 and 99.7 to this Schedule 13D and are hereby incorporated herein by reference.

The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the agreements described above, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock and/or Preferred Shares of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons. In pursuing their investment purposes, the Reporting Persons plan to monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past and may in the future discuss such matters with one or more shareholders, officers or directors of the Issuer, industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors.

Each of Messrs. Alpert and Webb serve on the board of directors of the Issuer, and Mr. Alpert serves as Chairman of the Board. This Schedule 13D does not relate to actions taken by either Messrs. Alpert or Webb in their capacity as directors, and any such actions taken by them in their capacity as a directors of the Issuer, in respect of any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D, will be reported by the Issuer in periodic and other reports filed by the Issuer under the Act.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page(s) hereto.

Each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities directly held by 210/P10 covered by this Schedule 13D.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

210/P10 is the direct beneficial owner of 21,650,000 shares of the Issuer’s Common Stock covered by this Schedule 13D. 210/P10 has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer that it directly owns.

As sole member of 210/P10, 210 Capital may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210/P10. 210 Capital does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210/P10.

As members of 210 Capital, each of RHA Partners and CCW Holdings may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210/P10. Neither RHA Partners nor CCW Holdings own any shares of Common Stock of the Issuer directly and each of RHA Partners and CCW Holdings disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210/P10.

As sole member of CCW Holdings, Mr. Webb may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210/P10. Mr. Webb does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210/P10.

As general partner of RHA Partners, RHA Investments may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210/P10. RHA Investments does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210/P10.

As President and sole shareholder of RHA Investments, Mr. Alpert may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by 210/P10. Mr. Alpert does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by 210/P10.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
May 4, 2017	210/P10 Acquisition Partners, LLC	21,650,000	0	$0.215	Privately Negotiated Transaction

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into the Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

See Item 4 for a description of the Plan, which such description is incorporated herein by reference. The Plan is attached hereto as Exhibit 99.2 and incorporated herein by reference.

See Item 4 for a description of the Restructuring Support Agreement, which such description is incorporated herein by reference. The Restructuring Support Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

See Item 4 for a description of the Securities Purchase Agreement, which such description is incorporated herein by reference. The Securities Purchase Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

See Item 4 for a description of the Registration Rights Agreement, which such description is incorporated herein by reference. The Registration Rights Agreement is attached hereto as Exhibit 99.5 and incorporated herein by reference.

See Item 4 for a description of the Certificate of Designation, which such description is incorporated herein by reference. The Certificate of Designation is attached hereto as Exhibit 99.6 and incorporated herein by reference.

See Item 4 for a description of the Charter Amendment, which such description is incorporated herein by reference. The Charter Amendment is attached hereto as Exhibit 99.7 and incorporated herein by reference.

Except as otherwise described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of May 15, 2017 (filed herewith).

99.2	First Amended Prepackaged Plan of Reorganization for P10 Industries, Inc., dated as of April 20, 2017.

99.3	Restructuring Support Agreement, dated as of March 22, 2017, by and between 210/P10 Acquisition Partners, LLC and P10 Industries, Inc.

99.4	Securities Purchase Agreement, dated as of May 4, 2017, by and between 210/P10 Acquisition Partners, LLC and P10 Industries, Inc.

99.5	Registration Rights Agreement, dated as of May 4, 2017, by and between 210/P10 Acquisition Partners, LLC and P10 Industries, Inc.

99.6	Series C Certificate of Designation, dated as of May 4, 2017, by P10 Industries, Inc.

99.7	Charter Amendment, dated as of May 4, 2017, by P10 Industries, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2017

210/P10 ACQUISITION PARTNERS, LLC

By:	210 Capital, LLC
Its:	Sole Member

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert H. Alpert
Title:	President

ROBERT H. ALPERT

By:	/s/ Robert H. Alpert

C. CLARK WEBB

By:	/s/ C. Clark Webb

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of May 15, 2017 (filed herewith).

99.2	First Amended Prepackaged Plan of Reorganization for P10 Industries, Inc., dated as of April 20, 2017.

99.3	Restructuring Support Agreement, dated as of March 22, 2017, by and between 210/P10 Acquisition Partners, LLC and P10 Industries, Inc.

99.4	Securities Purchase Agreement, dated as of May 4, 2017, by and between 210/P10 Acquisition Partners, LLC and P10 Industries, Inc.

99.5	Registration Rights Agreement, dated as of May 4, 2017, by and between 210/P10 Acquisition Partners, LLC and P10 Industries, Inc.

99.6	Series C Certificate of Designation, dated as of May 4, 2017, by P10 Industries, Inc.

99.7	Charter Amendment, dated as of May 4, 2017, by P10 Industries, Inc.